UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
1-5911
(Commission File Number)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan
FORM 11-K
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Exhibits
Financial Statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Exhibits.
23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN
Date June 29, 2010	By	/s/ Randy C. Martin
Randy C. Martin
Executive Vice President Corporate Development and Chief Financial Officer

Financial Statements and Supplemental Schedule
Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Spartech Corporation 401(k) Savings & Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 29, 2010

Spartech Corporation
401(k) Savings and Investment Plan
Statement of Net Assets Available for Benefits

	December 31,	December 31,
	2009	2008
Assets
Cash	$19,265	$145,561
Investments, at fair value	72,875,062	63,931,353
Participant contributions receivable	47,434	29,054
Employer contributions receivable	18,402	3,581

Total assets	72,960,163	64,109,549

Liabilities
Refunds for excess contributions	91,568	123,586
Due to brokers	19,265	145,564

Net assets available for benefits at fair value	72,849,330	63,840,399
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	328,077	1,293,890

Net assets available for benefits	$73,177,407	$65,134,289

The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended
	December, 31	December, 31
	2009	2008
Additions:
Interest and dividend income	$853,374	$3,020,561
Contributions from:
Employer	742,271	2,102,089
Participants	5,656,858	5,615,472
Rollovers	26,911	55,798
Transfers from merged plans	—	11,493,792

Total additions	7,279,414	22,287,712

Deductions:
Retirement and qualified participant distributions	9,582,630	10,216,974
Transfers out related to sold business	1,980,432	—
Administrative expenses	130,673	52,458

Total deductions	11,693,735	10,269,432

Net realized and unrealized appreciation (depreciation) in investments	12,457,439	(24,644,687)

Net increase (decrease) in net assets available for benefits	8,043,118	(12,626,407)

Net assets available for benefits, beginning of year	65,134,289	77,760,696

Net assets available for benefits, end of year	$73,177,407	$65,134,289

The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
1. Description of Plan
The following description of the Spartech Corporation (the “Company”) 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan, although in 2009 and 2008 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.
On February 10, 2009, the Company announced that the Company’s contribution match would be temporarily suspended effective March 6, 2009.
On October 28, 2009, the Company announced that the Company’s contribution match would be reinstated effective November 1, 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions and discretionary contributions, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan’s termination.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
Investment Options
Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant’s investment objectives. The investment options are trusteed mutual funds, a collective trust fund and a Company stock fund.
All investments are participant directed.
Company Stock Fund — The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Participants have the same voting rights in the event of a tender or exchange offer.
Forfeitures
Forfeitures of non-vested employer contributions are used to reduce future employer contributions. During 2009 and 2008, $55,614 and $109,304, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled approximately $19,460 and $55,803, respectively.
Payment of Benefits
On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 4.25% to 10.5% at December 31, 2009.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.
Investment Valuation and Income Recognition
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.
The Plan invests in investment contracts through a common collective trust (Income Advantage Collective Trust Fund). These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
In accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses
Administrative expenses, other than investment advisory and administrative costs charged by individual funds or investments, are paid by the Company. Certain expenses related to loans or hardship withdrawals are paid by the affected participants’ accounts.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. ASU 2010-06 is not expected to have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
3. Investments
The fair value of individual investments, by investment type, is as follows:

	December 31,	December 31,
	2009	2008
Mutual funds	$49,521,411	$42,652,895
Collective trust	15,293,683	14,984,394
Company stock	5,201,397	2,993,251
Participant loans	2,858,571	3,300,813

Investments, at fair value	$72,875,062	$63,931,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	328,077	1,293,890

Investments, at contract value	$73,203,139	$65,225,243

The Plan recorded investments at fair value on its IRS Form 5500, Annual Return/Report of Employee Benefit Plan. The difference between fair value and contract value was $328,077 and $1,293,890 at December 31, 2009 and 2008, respectively, as shown on the reconciliation in the table above.
The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 is as follows:

	December 31,	December 31,
	2009	2008
Allegiant Bond Fund I	$5,641,929	$5,882,070
Allegiant S&P 500 Index Fund I	9,457,130	8,427,255
American Balanced Fund	*	5,930,545
Federated Mid-Cap Index Fund	3,955,762	**
ABN Amro Income Advantage Fund	15,293,683	14,984,394
MFS Massachusetts Investors Growth Stock A Fund	3,640,088	**
Oppenheimer Global A Load Waived Fund	12,708,646	9,896,433
Spartech Corporation Stock	5,201,397	**
Participant Loans Receivable	**	3,300,813

*	Investment option was not available in 2009.

**	Investment was less than 5% in applicable year.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,457,439 and depreciated in value by $24,644,687, respectively, as follows:

	December 31,	December 31,
	2009	2008
Mutual funds	$10,113,690	$(21,258,965)
Collective trust	(328,077)	(1,293,890)
Company stock	2,343,749	(3,385,722)

Investments, at fair value	$12,129,362	$(25,938,577)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	328,077	1,293,890

Investments, at contract value	$12,457,439	$(24,644,687)

The Plan received dividends from Company stock of $24,479 and $157,960 during the years ended December 31, 2009 and 2008, respectively.
4. Fair Value Measurements
The Plan adopted ASC 820 effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets,

•	quoted prices for identical or similar assets or liabilities in markets that are not active,

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals),

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.
The fair value of the Plan’s interest in the Income Advantage Collective Trust Fund is based on information reported by the issuer of the common collective trust at year-end.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Company stock	$5,201,397	$—	$—	$5,201,397
Mutual funds	49,521,411	—	—	49,521,411
Collective trust	—	15,293,683	—	15,293,683
Participant loans	—	—	2,858,571	2,858,571

Total assets at fair value	$54,722,808	$15,293,683	$2,858,571	$72,875,062

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Company stock	$2,993,251	$—	$—	$2,993,251
Mutual funds	42,652,895	—	—	42,652,895
Collective trust	—	14,984,394	—	14,984,394
Participant loans	—	—	3,300,813	3,300,813

Total assets at fair value	$45,646,146	$14,984,394	$3,300,813	$63,931,353

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Year Ended
	December 31,	December 31,
	2009	2008
Balance, beginning of year	$3,300,813	$3,421,577
Issuances, settlements and repayments, net	(442,242)	(120,764)

Balance, end of year	$2,858,571	$3,300,813

5. Transfers In and Out of the Plan
Polymer Extruded Products, Inc. 401(k) Plan — On February 22, 2008, $2,473,246 of participant balances of the Polymer Extruded Products, Inc. 401(k) Plan were transferred to the Plan.
Creative Forming, Inc. Savings Plan — On March 10, 2008, $9,020,546 of participant balances of the Creative Forming, Inc. Savings Plan were transferred to the Plan.
Spartech Industries, Inc. — On December 3, 2009, $1,980,432 of participant balances of the Wheels business were transferred from the Plan.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements
6. Plan Tax Status
The Plan has received a determination letter from the IRS dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
7. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
8. Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
9. Subsequent Events
On May 3, 2010, the Company converted to Prudential Retirement Insurance and Annuity Company as the Plan’s trustee and record keeper.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan
EIN #43-0761773     Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

AIM Small Cap Growth A Load Waived Fund	7,722 shares of mutual fund	$174,821
Allegiant Government Mortgage Fund I *	20,798 shares of mutual fund	209,457
Allegiant Bond Fund I *	530,193 shares of mutual fund	5,641,929
Allegiant S&P 500 Index Fund I *	1,064,992 shares of mutual fund	9,457,130
American Century Equity Income A Fund	333,853 shares of mutual fund	2,190,074
American Funds EuroPacific Growth R3 Fund	10,502 shares of mutual fund	395,708
Columbia Small Cap Value Fund I A Fund	45,803 shares of mutual fund	1,653,015
Dreyfus Small Cap Stock Index Fund	6,144 shares of mutual fund	102,169
Federated Mid-Cap Index Fund	224,377 shares of mutual fund	3,955,762
ABN Amro Income Advantage Fund *	15,286,347 shares of mutual fund	15,293,683
MFS Value A Load Waived Fund	116,807 shares of mutual fund	2,426,077
MFS Massachusetts Investors Growth Stock A Fund	271,042 shares of mutual fund	3,640,088
Oppenheimer Global A Load Waived Fund	239,741 shares of mutual fund	12,708,646
T. Rowe Price Retirement 2010 Advisor	133,591 shares of mutual fund	1,856,909
T. Rowe Price Retirement 2020 Advisor	212,125 shares of mutual fund	3,082,178
T. Rowe Price Retirement 2030 Advisor	85,912 shares of mutual fund	1,292,112
T. Rowe Price Retirement 2040 Advisor	17,448 shares of mutual fund	262,946
T. Rowe Price Retirement 2050 Advisor	623 shares of mutual fund	5,269
T. Rowe Price Retirement Income Advisor	38,226 shares of mutual fund	467,121
Spartech Corporation Stock *	499,709 units of Spartech stock fund	5,201,397
Participant loans receivable*	Various participants, interest rates from 4.25% to 10.5%, maturities through 2029	2,858,571

Total assets held for investment purposes, at fair value		$72,875,062

All investments are participant directed.

*	Party-in-interest.